BERKSHIRE BANCORP INC.
160 Broadway
New York, NY  10038

June 1, 2010

VIA EDGAR

Mr. Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:           Berkshire Bancorp Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended September 30, 2009
File No. 000-13649

Dear Mr. Vaughn:

Berkshire Bancorp Inc. (the “Company”, “we”, or “our”) is providing the following responses to the comments contained in your letter dated April 16, 2010 regarding our (i) Form 10-K for the fiscal year ended December 31, 2008; and (ii) Form 10-Q for the period ended September 30, 2009.  We have set forth below, the text of each of your comments followed by our response.

Form 10-Q for the period ended September 30, 2009

Note 6 . Investment Securities

1.
We note your response to prior comment 5 from our letter dated February 23, 2010 specifically related to your Corporate Notes and Bonds, including the information contained in footnotes 1 and 2 to Exhibit I.  Please tell us and revise your future filings to clearly disclose how you considered the below investment grade credit rating for these securities in your conclusion that these securities are not other-than-temporarily impaired, and that no portion of their unrealized losses were credit related.  Identify the specific factors that you believe caused the fair value of these securities to be significantly lower than cost.

Response

The below investment grade credit rating for the security identified in footnote 1 to Exhibit I was considered as discussed in the proposed comprehensive disclosure.  We engaged an independent third party to evaluate this security for credit loss.  The conclusion of the independent third party, with which management concurred, was that there was no credit loss associated with this security.  We have included the analysis for your review as Exhibit III.

June 1, 2010

The below investment grade credit rating for the security identified in footnote 2 to Exhibit I was considered.  Based upon the credit rating and other factors noted in footnote 2 to Exhibit I, an other-than-temporary impairment charge totaling $1.9 million was recognized in the fourth quarter of 2009.

The following is the proposed comprehensive investment disclosure for inclusion in future filings with the Commission:

“The following is a summary of held to maturity investment securities:

	December 31, 2009
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
		(In thousands)

U.S. Government Agencies	$340	$--	$(3)	$337

	December 31, 2008
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
		(In thousands)

U.S. Government Agencies	$360	$3	$(1)	$362

The following is a summary of available-for-sale investment securities:

June 1, 2010

	December 31, 2009
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
		(In thousands)
U.S. Treasury Notes	$50,236	$35	$(65)	$50,206
U.S. Government Agencies	76,259	59	(793)	75,525
Mortgage-backed securities	134,810	1,943	(710)	136,043
Corporate notes	19,029	1,011	(2,311)	17,729
Single Issuer Trust Preferred CDO	1,021	--	--	1,021
Pooled Trust Preferred CDO	6,463	--	(6,313)	150
Municipal securities	1,973	198	--	2,171
Auction rate securities	78,895	--	(11,953)	66,942
Marketable equity securities and other	7,648	69	(26)	7,691
Totals	$376,334	$3,315	$(22,171)	$357,478

June 1, 2010

	December 31, 2008
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
		(In thousands)
U.S. Government Agencies	$91,429	$72	$(380)	$91,121
Mortgage-backed securities	83,882	1,037	(1,061)	83,858
Corporate notes	51,150	112	(13,138)	38,124
Single Issuer Trust Preferred CDO	3,000	--	(1,794)	1,206
Pooled Trust Preferred CDO	10,000	--	(7,006)	2,994
Municipal securities	1,973	125	(495)	1,603
Auction rate securities	101,110	--	(38,030)	63,080
Marketable equity securities and other	16,708	80	(1,238)	15,550
Totals	$359,252	$1,426	$(63,142)	$297,536

Management uses a multi-factor approach to determine whether each investment security in an unrealized loss position is other-than-temporarily impaired (“OTTI”).   An unrealized loss position exists when the current fair value of an investment is less than its amortized cost basis. The valuation factors utilized by management incorporate the ideas and concepts outlined in relevant accounting guidance.   These include such factors as:

*The length of time and the extent to which the market value has been less than cost;

*The financial condition of the issuer of the security as well as the near and long-term prospects for the issuer;

*The rating of the security by a national rating agency;

*Historical volatility and movement in the fair market value of the security; and

*Adverse conditions relative to the security, issuer or industry.

June 1, 2010

The outstanding auction rate securities at December 31, 2009 and 2008 consist of the following:

	2009		2008
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
		(In thousands)
Federal National Mortgage Association Preferred Shares	$--	$--	$2,223	$728
Federal Home Loan Mortgage Corporation Preferred Shares	1,895	1,895	3,904	704
Preferred Shares of Money Center Banks	65,000	53,767	65,000	32,789
Other Assets of Money Center Banks	10,000	9,280	10,000	8,876
Public Utility Debt and Equity Securities	2,000	2,000	15,000	15,000
Other	--	--	4,983	4,983

Totals	$78,895	$66,942	$101,110	$63,080

The fair value of the auction rate securities is determined by Management using a discounted cash flow analysis and by valuing the underlying security.  The auction rate securities allow for conversion to the underlying preferred security after two failed auctions.  As of December 31, 2009, there have been more than two failed auctions for all outstanding auction rate securities.  Because of the lack of liquidity in the market for the auction rate securities as compared to the market for the underlying preferred shares and as there is a possibility of an orderly transaction and market for the underlying preferred shares without significant adjustment to their carrying value, we considered the market value of the underlying preferred shares to be more objective and relevant.  For the public utility debt and equity securities, the security is collateralized by a mutual fund in which the majority of the investments are public utility debt and equity securities.  As this fund, as well as other mutual funds for public utilities, has not been severely impacted by the market dislocation, these funds, and consequently our auction rate securities, have continued to perform.  The final market sector, noted above as “other”, is collateralized by long term debt of a seasoned issuer that deals in business machinery.

June 1, 2010

In determining whether there is an OTTI, Management considers the factors noted above. The financial performance indicators we review include, but are not limited to, net earnings, change in liquidity, and change in cash from operating activities, and, for money center banks, the regulatory capital ratios and the allowance for loan losses to the nonperforming loans.  Through December 31, 2009, the auction rate securities have continued to pay interest at the highest rate as stipulated in the original prospectus, except for the Federal Home Loan Mortgage Corporation (Freddie Mac).

In addition to valuing the auction rate securities (ARS) by valuing the collateral, we completed discounted cash flow analyses. In determining the appropriate cash flow analysis for our auction rate securities, the Company reviewed multiple factors and prepared multiple discounted cash flow analyses. The four main factors affecting our cash flow analysis for each ARS were: the expected future interest rate of the ARS, the expected holding period, the expected principal to be received at the end of the holding period, and an assumed discount rate.

In determining the expected future interest rate, we used the current ARS rate at December 31, 2009 and kept the rate constant for future cash flow estimates. The current rates being paid on the majority of these securities are the maximum penalty rate and we believe that these rates will not change significantly in the future. In addition, if the rates do increase or decrease in future periods, we believe that this would increase or decrease the risk profile of these securities which would cause a corresponding change in the discount rate assumption so the discounted cash flow analysis would not be significantly affected by interest rate changes.

In determining the expected holding period of each security using discounted cash flow analysis, we ran several scenarios. These scenarios included holding the security until the trust dissolution date (maturity date), and a five year scenario, inasmuch as we believe five years from December 31, 2009 would be the earliest that the ARS market may resume the normal auction process.

The expected principal that we would receive in the discounted cash flow analysis was based upon two scenarios. These scenarios included receiving par at the maturity date and at the five-year assumed recovery date and receiving the market value of the underlying preferred shares at the maturity date and at the five-year assumed recovery date. Under the terms of the ARS agreements, we would receive the assets of the Trust at the trust dissolution date which would constitute a conversion to the underlying preferred shares.

Finally, in determining the discount rate, we reviewed numerous industry rates and determined a separate discount rate for each ARS as follows:  We obtained the 10 year credit default swap spread for each of the underlying issuers (we believed that this was the most readily available information that would most closely represent an equivalent yield).  We then adjusted this rate by 50 – 100 basis points depending on how far out the actual maturity date was in excess of 10 years (maturity dates range from 16.5 years to 25 years).  We then added the 15-year swap rate at December 31, 2009, and finally added 50 or 100 basis points for the illiquidity and other market risks. The liquidity factor applied to these securities was based on the credit rating of the security (50 basis points for securities above investment grade and 100 basis points for securities slightly below investment grade). The final discount rates ranged from 4.4% - 6.9%.

June 1, 2010

For the Freddie Mac securities that we are holding as of December 31, 2009, we did not perform a discounted cash flow analysis. These securities are no longer paying interest so a discounted cash flow analysis would show a value far less than what would be an appropriate fair value.  We believe that for these securities an analysis of the underlying value of the preferred shares is the best way to value these securities.

Based on these analyses, the discounted cash flows ranged from a total of approximately $62.5 million to $73.3 million. We believe that of these scenarios, the most likely scenario as of December 31, 2009 is that we will hold these securities to the maturity based on the high interest rates and will receive par.  However, we also verified the reasonableness of the value by analyzing receipt of the fair value of the underlying preferred securities at maturity. The calculated fair values using the par value approach was $65.6 million as compared to $62.5 million using the underlying preferred securities. The current fair value that the Bank has recorded for the ARS portfolio based on the value of the underlying securities is approximately $67 million. As our current fair value falls within the range of the discounted cash flows analyses performed and higher than the most likely scenarios, we believe that our current fair value is an appropriate representation of what a willing market participant would pay for these securities and is an accurate estimate of our ARS fair value at December 31, 2009.

Based upon our methodology for determining the fair value of the auction rate securities, we recorded an OTTI charge totaling $2.0 million related to the Freddie Mac auction rate securities for the year ended December 31, 2009.  We concluded that, as of December 31, 2009, the unrealized loss for the remainder of the auction rate securities is due to the market interest volatility, the continued illiquidity of the auction rate markets, and uncertainty in the financial markets as there has not been a deterioration in the credit quality of the issuer of the auction rate securities or a downgrade of the auction rate security from investment grade.  It is not more likely than not that the Company would be required to sell the auction rate securities prior to recovery of the unrealized loss, nor does the Company intend to sell the security at the present time.

June 1, 2010

At December 31, 2009, we had six auction rate securities totaling $25.9 million which were below investment grade.  At December 31, 2008, we had four auction rate securities totaling $6.1 million which were below investment grade.

During the year ended December 31, 2009, approximately $18.0 million of auction rate securities were redeemed with no gain or loss recognized.  During the year ended December 31, 2009, $2.2 million of Federal National Mortgage Association (Fannie Mae) auction rate securities were converted into the underlying preferred shares and simultaneously sold recognizing a loss totaling $1.4 million in addition to the OTTI charge recognized in 2008.

For the year ended December 31, 2008, we valued the auction rate securities by valuing the underlying collateral.  During the year ended December 31, 2008, the Federal government placed Fannie Mae and Freddie Mac into receivership and suspended dividend payments.  As a result of placing Fannie Mae and Freddie Mac into receivership, we considered the auction rate securities collateralized by these quasi-government agencies as impaired and recognized a credit related impairment charge totaling $80.2 million.  The OTTI charge was calculated based upon the fair market value of the underlying preferred shares.  We concluded that any further decline in the market value as of December 31, 2008 was caused by market interest volatility, a significant widening of credit spreads across markets for these securities, and illiquidity and uncertainty in the financial markets.

At both December 31, 2009 and 2008, we had a trust preferred security issued by a non-registrant regional bank with an amortized cost of $1.0 million (after OTTI charges) and $2.9 million, respectively, and a fair value of $1.0 million and $1.2 million, respectively.  There are no tranches associated with this security.  When this asset was acquired it was an investment grade security but has subsequently deteriorated to a non-rated security.  The issuer of this security is experiencing deterioration of its loan portfolio and net losses but appears to be prepared to rectify these adverse conditions as the controlling family recently contributed an amount to ensure this institution remains well capitalized.  This security has not defaulted nor deferred any interest payments as all interest has been paid as contractually stipulated.  Based on an evaluation of the OTTI factors (as fully described above) during the year ended December 31, 2009, the Company recorded a credit related OTTI charge of $1.9 million. The OTTI charge was determined using a price quote from an independent broker (Level 2) as compared to the amortized cost as of December 31, 2009.

At both December 31, 2009 and 2008, we had one pooled trust preferred CDO (“TPCDO”) with an amortized cost of $6.5 million (after OTTI charges) and $10.0 million, respectively, and a fair value of $150,000 and $3.0 million, respectively.  We own a Class B tranche of the TPCDO, which was considered below investment grade at both December 31, 2009 and 2008.  During the year ended December 31, 2009, we recognized a credit related impairment charge totaling $3.5 million to reduce the amortized cost to $6.5 million.  For the period ended September 30, 2009, an independent third party analyzed the collateral waterfall.  Based upon this analysis, the Company recognized an impairment charge of $3.0 million.  At December 31, 2009, we obtained discounted cash flow scenarios from independent third parties.  We used the most conservative result in order to value our TPCDO, which we believe also reflects the most likely expected cash flow.  The factors used to value the TPCDO were a discount rate of 1.9%, a prepayment speed of 0.00%, and default ratios based upon the Texas ratios as noted.

June 1, 2010

Historically, there have been no prepayments on this security but the issuers into the TPCDO can prepay at their discretion after January 2008.  We used prepayment speed range of 0% to 1% in the cash flow analyses.  The cash flow analysis that we utilized in valuing the TPCDO used a 0% prepayment speed for the next two years.  As there have been no prepayments and we continue to expect the underlying issuers in the TPCDO to focus on improving capital and liquidity, we expect prepayments to be minimal on this security. We factored in a nominal prepayment assumption into our cash flow analysis as the underlying issuers have the right to prepay.

The discount rate used in our analysis was the effective interest rate implicit in the security at the date of acquisition.

For purposes of completing the cash flow analysis, defaults and deferrals are treated in the same manner.  At December 31, 2009, there are five institutions in deferral status which were excluded from the discounted cash flow analysis.  In order to estimate potential defaults and deferrals, we segregated the underlying issuers by the Texas ratio.  This ratio is a key indicator of the health of the institution and the likelihood of failure.  The underlying issuers were pooled based upon their Texas ratio as if the underlying issuer had already defaulted.  There was one underlying issuer with a Texas ratio greater than 100% for which it was assumed to default or defer at the next scheduled payment date.  This security was included with the deferred issuers in the cash flow analysis.  The second pool of underlying issuers were those institutions with a Texas ratio of 75.00% to 99.99%.  The rate of deferral for these institutions was 35%.  The third pool of underlying issuers was those institutions that had a Texas ratio between 50.00% and 74.99%.  The rate of deferral for these institutions was 20%.  The 35% and 20% rates were used as they are representative of current industry statistics of bank failures.  The final group of underlying issuers is comprised of those with a Texas ratio of less than 49.99%, and a money center bank with a ratio slightly above 50.00%.    As these banks are considered healthy, we concluded that there is minimal risk of default and assigned a zero default assumption in the cash flow analyses.

Based upon the discounted cash flow analysis, an additional credit related OTTI charge totaling $529,000 was recognized during the quarter ended December 31, 2009, resulting in a total credit related impairment charge of $3.5 million for this security for the year ended December 31, 2009.

June 1, 2010

The table below reflects the number and amount of single issue debt securities below investment grade and the lowest rating by security type at December 31, 2009:

	Amortized Cost	Fair Value	Unrealized Gain (Loss)	Lowest Credit Rating
Single Issuer Corporate Bonds:
Airline # 1	$1,597	$1,594	$(3)	Ba2
Airline # 2	552	552	--	No rating
Automobile	800	1,506	706	D
Commercial	495	435	(60)	No rating
Student Lender	5,000	3,920	(1,080)	Ba1
Trust Preferred Security	1,021	1,021	--	No rating
Auction Rate Securities:
Federal Home Loan Bank Corporation	1,895	1,895	--	Ca
Money Center Banks	24,000	17,537	(6,463)	Ba3
Pooled Issuers:
TPCDO	6,463	150	(6,313)	No rating

The below investment grade Federal Home Loan Mortgage Corporation auction rate securities are comprised of two securities. The below investment grade auction rate securities collateralized by preferred shares of money center banks consists of four securities, from two original issuers. In the first quarter of 2009, one of the issuers was acquired by the other.

The below investment grade for the student lender was one factor evaluated in determining whether it was appropriate to recognize an OTTI.  We also considered and evaluated analysis prepared by two independent third party analysts and the financial data of the issuer.  The financial factors we evaluated included but are not limited to, net income,  return on assets, increased cash and cash equivalents, increased originations, and the amount of debt included in current liabilities.  We also considered the effects of the student loan overhaul included in the Health Care legislation signed by President Obama in March 2010 which will eliminate the student lender’s ability to originate new student loans.  Management believes this security has a fair value below cost due to the weak economic environment, high unemployment, slow salary growth, and high consumer debt which has adversely affected income generation of the borrowers.    As a result, student loans have exhibited increased delinquency and defaults.  The student lender bond the Company owns was purchased in 2004 prior to the current credit crisis and for which the underlying loans are guaranteed by the Federal Government at 98%.  Based upon the entirety of the evidence of the student lender corporate bond outlined above, management concluded that OTTI was not appropriate and that the unrealized loss was due to market factors.

June 1, 2010

At December 31, 2009, all other single issuer debt securities had a credit rating of investment grade.

During the year ended December 31, 2009, the Company recorded OTTI charges related to four single issuer corporate bonds totaling $9.1 million.  The Company evaluated the length of time and extent the amortized cost exceeded fair value and the credit rating of the issuer.  During 2009, two issuers filed for bankruptcy which resulted in a credit related  OTTI charge of $7.2 million.  The Company concluded that the financial deterioration of these two issuers resulted in a credit loss.  The preponderance of the remainder of the loss was due to an airline company bond.  The airline company issuer had not shown improved earnings and operations since a merger in the fourth quarter of 2008.  Since there was no improvement, the Company concluded full receipt of principal was unlikely and recorded a credit related OTTI.  The amounts of the OTTI charges were determined based upon broker quotes (Level 2).

At December 31, 2009 and 2008, the Company owned preferred and common stock (collectively “equities”).  The fair value of the equities was determined by quoted market prices; unrealized loss was determined by comparing the cost of the equity to its fair value.  In order to determine whether OTTI should be recognized, we evaluated the length of time and the extent to which the fair value was below cost, the financial condition and near term prospects of the issuer, and the Company’s intent and ability to retain the equity security to allow for recovery.  Based upon the length of time these securities were in an unrealized loss position, the amount by which the cost exceeded fair value, and the financial prospects of the issuer, we recorded a $0.8 million OTTI charge during the year ended December 31, 2009.

The table below details certain information related to the equity securities as of December 31, 2009 (in thousands):

	Industry	Cost	Fair Value	Unrealized Gain (Loss)
Common	Telecommunications	$91	$94	$3
	Airline	862	862	----
Preferred	Airline	61	61	----
	Flooring and other	35	34	(1)
	Mining	27	91	64
	Money Center Banks	2,008	1,984	(25)

June 1, 2010

The Company has investments in certain debt securities, as noted in the table below, that have unrealized losses or may be otherwise impaired, but OTTI has not been recognized in the financial statements as management believes the decline is due to the credit markets coupled with the interest rate environment. In addition, these securities are making payments in accordance with the terms of the instruments.

The following table indicates the length of time individual securities that we consider temporarily impaired have been in a continuous unrealized loss position at December 31, 2009 (in thousands):

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities
U.S. Treasury Notes	$30,048	$65	$--	$--	$30,048	$65
U.S. Government Agencies	40,518	748	19,948	45	60,466	793
Mortgage-backed securities	7,932	43	15,661	667	23,593	710
Corporate notes	1,613	13	7,522	2,298	9,135	2,311
Pooled Trust Preferred CDO	--	--	150	6,313	150	6,313
Auction rate securities	--	--	58,047	11,953	58,047	11,953
Subtotal, debt securities	80,111	869	101,328	21,276	181,439	22,145
Marketable equity securities and other	--	--	1,044	26	1,044	26
Total temporarily impaired securities	$80,111	$869	$102,372	$21,302	$182,483	$22,171

The Company had a total of 52 debt securities with a fair market value of $123.4 million which were temporarily impaired at December 31, 2009.  The total unrealized loss on these securities was $10.2 million, which is attributable to the market interest volatility, the continued illiquidity of the debt markets, and uncertainty in the financial markets. The remaining unrealized loss of $12.0 million is on 10 auction rate securities which have declined in value due to auction failures beginning in February 2008.  It is not more likely than not that we would sell these securities before maturity, and we have the intent to hold all of these securities to maturity and will not be required to sell these securities, due to our ratio of cash and cash equivalents of approximately 6.2% of total assets at December 31, 2009.  Therefore, the unrealized losses associated with these securities are not considered to be other than temporary.

June 1, 2010

The Company also had 2 equity securities with an aggregate fair market value of $1.0 million which were temporarily impaired at December 31, 2009.  The total unrealized loss on these securities was $26,000. The preponderance of the unrealized loss for marketable equity securities and other is a $24,000 unrealized loss at December 31, 2009 on one money center bank preferred issue.  As the stock market declined in the first and second quarter of 2009, especially related to the financial sector, the Company’s investments decreased in value.  At March 31, 2009, the unrealized loss totaled $348,000.  Subsequent to March 31, 2009, the fair value of this security has rebounded to an unrealized position of $24,000 at December 31, 2009.  The issuer of this preferred equity security has raised sufficient capital to repay the Troubled Asset Relief Program (“TARP”) funds, continue to pay its dividend, maintain its credit rating and remain well-capitalized.  Based upon these factors, coupled with the increasing stock market prices, especially in the financial sector, the Company does not believe an OTTI charge is warranted at December 31, 2009.

The following table indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2008 (in thousands):

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities
U.S. Government Agencies	$71,241	$378	$5,072	$2	$76,313	$380
Mortgage-backed securities	6,135	58	21,769	1,003	27,904	1,061
Corporate notes	14,480	3,407	4,100	9,731	18,580	13,138
Single Issuer Trust Preferred CDO	--	--	1,149	1,794	1,149	1,794
Pooled Trust Preferred CDO	--	--	2,981	7,006	2,981	7,006
Municipal securities	--	--	1,478	495	1,478	495
Auction rate securities	38,098	38,030	--	--	38,098	38,030
Subtotal, debt securities	129,954	41,873	36,549	20,031	166,503	61,904
Marketable equity securities and other	1,681	332	900	906	2,581	1,238
Total temporarily impaired securities	$131,635	$42,205	$37,449	$20,937	$169,084	$63,142

June 1, 2010

The Company had a total of 63 debt securities with an aggregate fair market value of $128.4 million which were temporarily impaired at December 31, 2008.  The total unrealized loss on these securities was $23.9 million, which is attributable to market interest volatility, the continued illiquidity of the debt markets, and uncertainty in the financial markets which have decreased the market value of these securities. The remaining unrealized loss of $38.0 million is on 14 auction rate securities which have declined in value due to auction failures beginning in February 2008. We have the intent to hold these securities to maturity and will not be required to sell these securities, due to our ratio of cash and cash equivalents to total assets of approximately 10.85% of total assets at December 31, 2008.  Therefore, the unrealized losses associated with these securities are not considered to be other than temporary.

The Company also had 10 equity securities with an aggregate fair market value of $2.6 million which were temporarily impaired at December 31, 2008.  The total unrealized loss on these securities was $1.2 million.

The amortized cost and fair value of investment securities available for sale and held to maturity, by contractual maturity, at December 31, 2009 are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2009
	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Due in one year or less	$23,070	$23,153	$--	$--
Due after one through five years	56,766	56,101	--	--
Due after five through ten years	21,857	21,784	--	--
Due after ten years	188,098	181,807	340	337
Auction rate securities	78,895	66,942	--	--
Marketable equity securities and other	7,648	7,691	--	--
Totals	$376,334	$357,478	$340	$337

June 1, 2010

Gross gains realized on the sales of investment securities for the years ended December 31, 2009 and 2008 were approximately $553,000 and $313,000, respectively.  Gross losses were approximately $1,413,000 and $998,000 for the years ended December 31, 2009 and 2008, respectively.  During the year ended December 31, 2009, we sold the Fannie Mae auction rate securities and certain corporate notes.  During the year ended December 31, 2008, we sold our preferred shares in Fannie Mae and Freddie Mac, the corporate note for which we took an OTTI charge, U.S. Treasuries, U.S. Agencies and certain corporate notes.

As of December 31, 2009 and 2008, securities sold under agreements to repurchase with a book value of approximately $50.0 million and $59.5 million, respectively, were outstanding.  The book value of the securities pledged for these repurchase agreements was $55.60 million and $69.60 million, respectively. As of December 31, 2009 and 2008, the Company did not own investment securities of any one issuer where the carrying value exceeded 10% of shareholders' equity.

The following tables summarize the Company’s available-for-sale and held-to-maturity securities:

June 1, 2010

	December 31, 2009
	Weighted Average Yield	Cost	Fair Value
	(Dollars in thousands)
Available –For-Sale
U.S. Treasury Notes
Due within one year	1.93%	$20,123	$20,158
Due after one through five years	0.91	30,113	30,048
		50,236	50,206
U.S. Government Agencies Obligations
Due after one year through five years	3.26	9,973	10,028
Due after five years through ten years	4.38	20,567	20,526
Due after ten years	6.02	45,719	44,971
		76,259	75,525
Municipal Obligations
Due after ten years	9.41	1,973	2,171
		1,973	2,171
Mortgage-backed securities
Due after one year through five years	4.43	6,768	6,946
Due after five years through ten years	4.82	654	689
Due after ten years	5.64	127,388	128,408
		134,810	136,043
Corporate Notes[1]
Due within one year	3.38	3,442	3,430
Due after one year through five years	5.70	9,912	9,079
Due after five years through ten years	8.45	1,188	1,122

1 Includes Single Issuer Trust
  Preferred CDO and Pooled Trust Preferred CDO.

June 1, 2010

	December 31, 2009
	Weighted Average Yield	Cost	Fair Value
Due after ten years	8.53	11,971	5,269
		26,513	18,900
Auction rate and other securities
Common Stocks	0.11	953	956
Preferred Stocks	6.77	2,131	2,170
Auction Rate Securities	4.90	78,895	66,942
Money market funds	.31	2,250	2,250
Federal Home Loan Bank Stock	7.43	2,314	2,315
		86,543	74,633
		$376,334	$357,478

Held-To-Maturity
U.S. Government Agencies Obligations	6.58%	340	337
Due after ten years		$340	$337	”

2.
We note your response and proposed future filings disclosures to prior comment 3 from our letter dated February 23, 2010 specifically related to your Trust Preferred CDOs (TPCDO), including the information contained in footnote 3 to Exhibit I.  Your response indicates that at December 31, 2009, an independent third party completed a discounted cash flow based upon the original amortized cost using a 1% default and a 1% prepayment rate.  We do not believe that it is appropriate to use a general average default rate and prepayment rate for the discounted cash flow analysis on pooled trust preferred as you described.  We believe your analysis must address each of the underlying entities within the pool to establish individual default and prepayment rates for those individual issuers in order to more accurately assess the anticipated cash flows of the pool.  Please revise your analysis accordingly.  Accordingly, as previously requested, please also address the following related to the pooled trust preferred security:

June 1, 2010

a.	Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation

b.	Deferrals and defaults:

•	Please tell us in detail how you develop your estimate of future deferrals and defaults.

•
Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned.

•
Tell us and disclose in future filings your recovery rate assumption and how you determine it.  Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

•	Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

c.	Prepayment rate:

•	Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc.)

•	Tell us in detail why you changed your prepayment assumption from 0% to 1% during the year, including the key information on which you relied upon to support your change.

•	Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.

Response

We obtained additional detail as of December 31, 2009 of the underlying preferred shares in the pooled trust preferred security.  Based on this additional information, an additional cash flow analysis as of December 31, 2009 was completed by an independent third party.  The analyses resulted in fair values ranging from 64% to 70%.  Our carrying value is 64.5%.

June 1, 2010

This cash flow analysis analyzed the underlying banks and allocated a projected default rate to each underlying bank.  The banks were segregated into four groups based on each bank’s Texas ratio.  Based on industry analysis, a bank’s Texas ratio is a key indicator in the likelihood of failure.  The first group (“Group 1”) was allocated a 100% default assumption as the banks in this group had already deferred, or had a Texas ratio of greater than 100%.  The second pool (“Group 2”) are institutions with a Texas ratio of 75.00% to 99.99% with an allocated default rate of 35%.  The third pool (“Group 3”) was allocated a 20% default assumption and included all banks with a Texas ratio of 50% to 74.99%.  The last group (“Group 4”) was allocated a 0% default assumption as it included all banks with a Texas ratio of 49.99% and under.  Based on industry analysis, a Texas ratio of greater than 100% indicates a significant risk of failure.  The one bank in Group 1 utilized a 100% default assumption as the Texas ratio was 104.8% at December 31, 2009.  Based on further industry analysis, of 165 bank failures in 2008 and 2009, the median Texas ratio was 51% four quarters prior to failure.  Therefore, based upon the above historical information, we determined to set the benchmark for Group 2 and Group 3 at a Texas ratio of 75% and 50%, respectively.  The 35% and 20% default assumptions for the banks in Group 2 and Group 3, respectively, were based on our best estimate of likely defaults for institutions with Texas ratios greater than 50% based on industry expectations.  We increased the default assumption as banks in Group 2 were closer to the 100% Texas ratio.  As of September 30, 2009 (most recent information available), there were approximately 1,200 banks with Texas ratios (based on operating commercial banks, savings banks and savings institutions per the FDIC website) in excess of 50%.  According to the FDIC website, there have been 64 failed banks in 2010 with many of these banks included in the list of banks which had 50% or greater Texas ratios at September 30, 2009.  Many industry experts estimate the number of failed banks is likely to continue on a steady pace at least through the end of 2010.  Based on the totality of this analysis, default rates of 35% and 20% appeared to be appropriate.  The 100% default assumption for the bank in Group 1 was applied to the cash flow estimate immediately and the 20% default amounts for Group 2 were applied at 6 months, 1 year, 2 years, and 3 years to account for possible future default events.

We have assumed no recovery of deferred securities.  As any assumed recovery would increase the value of the security, in today’s environment we do not believe this is appropriate.

Similar to the guidance in ASC 310 (SFAS 114), the discount rate was set to the original coupon spread. The cash flow analysis allocated the cash flows to the A and B1 tranches and then to the B2 tranche, which is the tranche held by us. The cash flows were then compared to the remaining balance which showed a deficiency. The analysis concluded that the discounted cash flow value is 68.85%. We compared this to our current carrying value of approximately 64.62% of original face.

June 1, 2010

There have been no prepayments on this pooled security to date and due to our expectation of these banks focusing on improving capital and liquidity we expect limited to no prepayments on this security, which had no material effect on the credit loss.  However, prepayments can occur at the discretion of the pool participant after January 2008.  Previously we did not factor in prepayment assumptions because of the history of this security. We decided to factor in a 1.0% prepayment assumption into one of our cash flow analyses as the underlying issuers have the right to prepay.  There was no material difference in the results of the discounted cash flow analysis by increasing the prepayment speed.

We have not experienced any defaults or deferrals announced after the balance sheet date but prior to issuing annual or interim financial statements.  However, if such a situation arose, we would consider the default or deferral as of the balance sheet date.

3.
We note your response to prior comment 5 from our letter dated February 23, 2010 specifically related to your Other Debt Securities and Auction Rate Securities (ARS), including the information contained in footnotes 6 through 14 of Exhibit I.  Your response appears to indicate that for valuation purposes you look through the debt security to the as-converted preferred equity security.  However, for other-than-temporary impairment purposes, you look to the recoverability of the debt security through its maturity.  Please address the following:

a.
Please provide us with your updated analysis for how ASC 320 (SFAS 115) and ASC 820 (SFAS 157) allow for you to use the value of the equity security on an as converted basis as a proxy for the value of the debt security.  Specifically address the factors in your situation including the fact that the conversion is at your option and not required, that you have not exercised the option to convert, and that you currently do not look to conversion for recovery purposes as you believe that ultimately you will receive greater value from retaining the debt security without exercising your conversion option.

b.	Tell us how you determined that the disparity in your valuation approach from your other-than-temporary impairment approach was reasonable.

Response

June 1, 2010

The definition of a debt security as set forth in ASC 320 (SFAS 115) is “Any security representing a creditor relationship with an enterprise.  It also includes (a) preferred stock that by its terms either must be redeemed by the issuing enterprise or is redeemable at the option of the investor and (b) a collateralized mortgage obligation (CMO) (or other instrument) that is issued in equity form but is required to be accounted for as a nonequity instrument regardless of how that instrument is classified (that is, whether equity or debt) in the issuer’s statement of financial position.  However, it excludes option contracts, financial futures contracts, forward contracts, and lease contracts.

•
Thus, the term debt security includes, among other items, U.S. Treasury securities, U.S. government agency securities, municipal securities, corporate bonds, convertible debt, commercial paper, all securitized debt instruments, such as CMOs and real estate mortgage investment conduits (REMICs), and interest-only and principal-only strips.”  (Remainder of definition intentionally excluded)

In addition, question #9 of “A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities” addresses the definition of a debt security.  The answer reiterates “If the convertible preferred stock is “redeemable” (that is, it has mandatory redemption provisions or is redeemable at the option of the investor), it would be considered a debt security under paragraph 137 and Statement 115 would apply, regardless of whether it has a readily determinable fair value.  If the convertible preferred stock is not “redeemable,” it would be considered an equity security under paragraph 137; Statement 115 would apply only when the preferred stock has a readily determinable fair value.”

As the preferred shares collateralizing the auction rate securities meet the requirements of the definition of a debt security under ASC 320 (SFAS 115) and question #9 of the SFAS 115 implementation guide, the preferred shares are considered debt securities.  In addition, the auction rate securities also meet the definition of a debt security as the instrument represents a creditor relationship by and between the Company and the issuer of the auction rate security.  Therefore, it is wholly consistent with the accounting guidance to disclose and record these securities as debt securities.

Fair value is defined under ASC 820 (SFAS 157) as “. . .  the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  The measurement date is each date for which a balance sheet statement is filed with the Commission.  An orderly transaction is defined as “. . . a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving assets or liabilities . . .”  Because of the lack of observable market transactions for auction rate securities we have estimated the fair value of the auction rate securities from the standpoint of a hypothetical market participant.  We believe that in an orderly transaction for the auction rate securities a market participant would likely look to the conversion of the auction rate security to its underlying preferred shares in establishing a price that they would pay for the auction rate securities.  The underlying preferred shares have been exposed to the market for a sufficient period of time to allow for the usual and customary activities.  (The auction rate securities allow for the conversion to the actual preferred shares after two failed auctions. All of our auction rate securities have experienced at least two failed auctions.)  Because of the lack of liquidity in the market for auction rate securities as compared to the market for the underlying preferred shares and as there is the possibility of an orderly transaction and a market for the underlying securities, the fair value measurement shall represent the price in that market without significant adjustment (ASC 820, SFAS 157).  The valuation technique used is fully consistent with the most advantageous concept discussed in ASC 820 (SFAS 157).

June 1, 2010

In addition to valuing the auction rate securities (ARS) by valuing the collateral, we completed discounted cash flow analyses. In determining the appropriate cash flow analysis for our auction rate securities, the Company reviewed multiple factors and prepared multiple discounted cash flow analyses. The four main factors affecting our cash flow analysis for each ARS were: the expected future interest rate of the ARS, the expected holding period, the expected principal to be received at the end of the holding period, and an assumed discount rate.

In determining the expected future interest rate, we used the current ARS rate at December 31, 2009 and kept the rate constant for future cash flow estimates. The current rates being paid on the majority of these securities are the maximum penalty rate and we believe that these rates will not change significantly in the future. In addition, if the rates do increase or decrease in future periods, we believe that this would increase or decrease the risk profile of these securities which would cause a corresponding change in the discount rate assumption so the discounted cash flow analysis would not be significantly affected by interest rate changes.

In determining the expected holding period of each security using discounted cash flow analysis, we ran several scenarios. These scenarios included holding the security until the trust dissolution date (maturity date), and a five year scenario, inasmuch as we believe five years from December 31, 2009 would be the earliest that the ARS market may resume the normal auction process.

June 1, 2010

The expected principal that we would receive in the discounted cash flow analysis was based upon two scenarios. These scenarios were receiving par at the maturity date and at the five-year assumed recovery date and receiving the market value of the underlying preferred shares at the maturity date and at the five-year assumed recovery date. Under the terms of the ARS agreements, we would receive the assets of the Trust at the trust dissolution date which would constitute a conversion to the underlying preferred shares.

Finally, in determining the discount rate, we reviewed numerous industry rates and determined a separate discount rate for each ARS as follows:  We obtained the 10 year credit default swap spread for each of the underlying issuers (we believed that this was the most readily available information that would most closely represent an equivalent yield).  We then adjusted this rate by 50 – 100 basis points depending on how far out the actual maturity date was in excess of 10 years (maturity dates range from 16.5 years to 25 years).  We then added the 15-year swap rate at December 31, 2009, and finally added another 50 or 100 basis points for the illiquidity and other market risks. The liquidity factor applied to these securities was based on the credit rating of the security (50 basis points for securities above investment grade and 100 basis points for securities slightly below investment grade). The final discount rates ranged from 6.3% - 6.9%.

For the Freddie Mac securities that we are holding as of December 31, 2009, we did not perform a discounted cash flow analysis. These securities are no longer paying interest so a discounted cash flow analysis would show a value far less than what would be an appropriate fair value.  We believe that for these securities an analysis of the underlying value of the preferred shares is the best way to value these securities.

Based on these analyses, the discounted cash flows ranged from a total of approximately $62.5 million to $73.3 million. We believe that of these scenarios, the most likely scenario as of December 31, 2009 is that we will hold these securities to the maturity based on the high interest rates and will receive par.  However, we also verified the reasonableness of the value by analyzing receipt of the fair value of the underlying preferred securities at maturity. The calculated fair values using the par value approach was $65.6 million as compared to $62.5 million using the underlying preferred securities. The current fair value that the Bank has recorded for the ARS portfolio based on the value of the underlying securities is approximately $67 million. As our current fair value falls within the range of the discounted cash flows analyses performed and higher than the most likely scenarios, we believe that our current fair value is an appropriate representation of what a willing market participant would pay for these securities and is an accurate estimate of our ARS fair value at December 31, 2009.

June 1, 2010

We do not believe that exercising our option to convert the preferred shares underlying the auction rate securities is in our best interest, nor will it be in the near term.  As these securities have historically redeemed at par, and we have no requirement to sell these securities, we have concluded that we will continue to hold the auction rate securities in their current form for the foreseeable future.  We would consider redeeming these securities in either of the following scenarios:  (1) the share price of the underlying security exceeds our current amortized cost, or (2) the auction rate market recovers to pre- February 2008 levels.

4.
We note your response to prior comment 6 from our letter dated February 23, 2010, including your description of securities corresponding to footnotes “x” and “xi” of Exhibit II.  Please address the following:

a.	You state that these securities do not fall under the guidance of ASC 320. Please tell us what guidance you believe does relate to those securities and why you believe that guidance is applicable.

b.
Tell us why you believe it is appropriate to include these securities in your available-for-sale equity securities balance on the face of your balance sheet, given that available-for-sale equity securities are recorded at fair value.  Tell us what guidance you relied on to support your conclusion.

c.	Please revise your presentation as appropriate based on your analysis of these securities.

Response

We revised our response to prior comment 6 as it relates to the securities in footnote “x.”  The securities denoted in footnote “x” represent pools of SBA loans totaling approximately $35,000 at both September 30, 2009 and December 31, 2009.  At both September 30, 2009 and December 31, 2009, the unrealized loss obtained through a broker quote (Level 1) was less than $1,000.  The SBA pool securities are recorded at fair value under the guidance of ASC 320.  These securities are included in the category “U.S. Government Agencies,” instead of in Equity Securities as originally reported.

The securities in footnote “xi” were purchased for the purpose of obtaining Community Reinvestment Act (“CRA”) credit from our primary banking regulators, specifically under 12CFR 228.23; they were not purchased with the intent of increasing the yield on investments or net interest income.  This security does not meet the definition of either a debt or equity security in accordance with ASC 320.  Therefore, we believe the guidance related to these securities is the CRA provisions of the banking regulations.

June 1, 2010

We have reclassified the securities in footnote “xi” for the financial statements as of and for the year ended December 31, 2009 and 2008 to the line item “Other Assets” and revised the notes accordingly.

5.
We note your response and proposed future filings disclosures to prior comment 8 from our letter dated February 23, 2010.  However, it does not appear that your response appropriately addresses our prior comment.  Therefore, as previously requested, please address the following regarding all of your debt and equity securities that are in an unrealized – loss position greater than 12-months at period end:

a.	Revise your future filings to disclose the number and amount of corporate notes, corporate bonds and other debt securities for which the lowest credit rating was below investment grade.

b.
Revise your future filings to disclose each individual security with at least one rating below investment grade.  Specifically, please disclose the following information as of the most recent period end:  single-issuer or pooled, class, book value, fair value, unrealized gain/loss, and lowest credit rating assigned to the security.

Response

We have revised the table in the comprehensive disclosure to disclose all debt securities for which the credit rating is below investment grade.  There are no equity securities in an unrealized loss position for greater than twelve months as of December 31, 2009 which are below investment grade.

We believe these responses are consistent with the conclusions reached in our discussions with the Staff and that the issues raised by the Staff in its letters to us have been resolved and that we are now in a position to file our Form 10-K for the fiscal year ended December 31, 2009 on that basis.  We greatly appreciate your and Ms. Ebbert’s help in resolving these comments.  If you have any questions, please call me at (212) 791-5362.

Very truly yours,
/s/ Steven Rosenberg
Chief Executive Officer and President